Exhibit 99.1

FLY LEASING REPORTS FIrst quarter 2014 FINancial results

Dublin, Ireland, May 8, 2014 – FLY Leasing Limited (NYSE: FLY) (“FLY”), a global lessor of modern, fuel-efficient commercial jet aircraft, today announced its financial results for the first quarter of 2014.

First Quarter 2014 Highlights

•	Net income of $3.6 million, $0.07 per share

•	Adjusted net income of $5.1 million, $0.12 per share

•	Acquired four aircraft at a cost of $82 million

•	Subsequent to quarter end, acquired three additional aircraft for $94 million

•	Declared our 26th consecutive quarterly dividend on April 15th ($0.25 per share)

“In the first four months of the year, we have added seven aircraft to the fleet, with a consequent growth in top line revenues,” said Colm Barrington, CEO of FLY. “We are making strong and steady progress in achieving our target of 15% growth in our fleet this year, having already spent $176 million. We have a robust acquisition pipeline and our continued deployment of capital will drive further revenue and earnings growth as the year progresses. We will also be selling more aircraft, demonstrating our consistent ability to monetize a range of aircraft types and ages at prices above their book values. This again underscores the positive market value of FLY’s fleet as compared to its book value.”

“Our first quarter revenue growth met our targets, principally due to our larger fleet and achieving 100% utilization during the quarter,” added Barrington. “We had less end of lease revenue than in the prior year and also experienced increased interest costs resulting from the $300 million unsecured debt issuance which closed in December. However, we fully expect earnings to increase as we utilize this new capital and continue growing our fleet. The airline, aircraft leasing and aircraft financing markets remain healthy and FLY will take advantage of opportunities in these markets to increase shareholder value, including by maintaining our industry-leading dividend.”

Financial Results

FLY is reporting net income for the first quarter of 2014 of $3.6 million or $0.07 per diluted share. This compares to net income of $32.8 million or $1.15 per diluted share for the same period in 2013. First quarter 2013 results benefitted from $30.6 million of end of lease income and $6.5 million in gains from aircraft sales. First quarter 2014 results were impacted by increases in interest expense as a result of FLY’s unsecured debt issuance last December, with much of the proceeds still unused.

Operating lease rental revenue increased 13% to $90.5 million. End of lease revenues were $3.7 million in the first quarter of 2014 compared to $30.6 million of end of lease revenue recognized in the same period in the previous year.

Adjusted Net Income

Adjusted Net Income was $5.1 million for the first quarter of 2014 compared to $38.5 million in the same period in the previous year, which included end of lease income and gains from sales of aircraft. On a per share basis, Adjusted Net Income was $0.12 in the first quarter of 2014 compared to $1.37 for the same period in the previous year.

A reconciliation of Adjusted Net Income to net income determined in accordance with GAAP is shown below.

Dividends and Share Repurchases

On April 15, 2014, FLY declared a dividend of $0.25 per share in respect of the first quarter of 2014. This dividend will be paid on May 20, 2014 to shareholders of record on April 30, 2014. This is FLY’s 26th consecutive quarterly dividend.

On May 7, 2014, the Company’s board of directors approved a $30 million share repurchase program expiring in May 2015 to replace the previous program. Under this program, FLY may make share repurchases from time to time in the open market or in privately negotiated transactions. The timing of the repurchases under this program will depend upon a variety of factors, including market conditions, and the program may be suspended or discontinued at any time.

Financial Position

At March 31, 2014, FLY’s total assets were $3.7 billion, including flight equipment with a net book value of $3.1 billion. Cash and cash equivalents at March 31, 2014 totaled $520.2 million, of which $386.5 million was unrestricted. In addition to the $386.5 million of unrestricted cash at March 31, 2014, there was approximately $325 million available under our aircraft acquisition facility which may be used to fund aircraft purchases.

FLY’s net leverage, defined as the ratio of net debt to total shareholders’ equity was 2.9x at March 31, 2014. Net debt is defined as book value of all borrowings, less unrestricted cash and cash equivalents.

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Aircraft Portfolio

At March 31, 2014, all of FLY’s 117 aircraft, as shown in the table below, were on lease to 63 airlines in 33 countries. The table does not include four B767 aircraft owned by a joint venture in which FLY has a 57% interest.

Portfolio at	Mar 31, 2014	Dec 31, 2013
Airbus A319	20	19
Airbus A320	27	27
Airbus A330	1	1
Airbus A340	3	3
Boeing 737	51	48
Boeing 747	1	1
Boeing 757	11	11
Boeing 767	1	1
Boeing 777	1	1
Boeing 787	1	1
Total	117	113

At March 31, 2014, the average age of the portfolio was 8.8 years weighted by the net book value of each aircraft. The average remaining lease term was 4.2 years, also weighted by net book value. At March 31, 2014, FLY’s leases were generating annualized rental revenues of approximately $374 million. For the first quarter of 2014, FLY’s lease utilization factor was 99%.

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Conference Call and Webcast

FLY’s senior management will host a conference call and webcast to discuss these results at 9:00 a.m. U.S. Eastern Time on Thursday, May 8, 2014. Participants should call +1-847-585-4405 (International) or 888-771-4371 (North America) and enter confirmation code 37056035 or ask an operator for the FLY Leasing earnings call. An earnings call presentation will also be available on FLY’s website at www.flyleasing.com.

A replay will be available shortly after the live call. To access the replay, please dial +1-630-652-3042 (International) or 888-843-7419 (North America) and enter confirmation code 37056035. The replay recording will be available for ten days. A live webcast of the conference call will also be available in the investor section of FLY’s website at www.flyleasing.com. An archived webcast will be available for one year.

About FLY

FLY acquires and leases modern, high-demand and fuel-efficient commercial jet aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. FLY is managed and serviced by BBAM LP, one of the world’s leading aircraft lease managers with more than 20 years of experience. For more information about FLY, please visit our website at www.flyleasing.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

# # #

Contact:

Matt Dallas
FLY Leasing Limited
+1 203-769-5916
ir@flyleasing.com

Fly Leasing Limited
West Pier
Dun Laoghaire
Co Dublin, Ireland

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FLY Leasing Limited

Consolidated Statements of Income

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three month period ended Mar. 31, 2014 (Unaudited)	Three month period ended Mar. 31, 2013 (Unaudited)
Revenues
Operating lease rental revenue	$ 90,536	$ 80,108
End of lease revenue	3,679	30,599
Amortization of lease incentives	(3,388)	(1,934)
Amortization of lease premiums, discounts and other	(1,200)	(1,399)
Operating lease revenue	89,627	107,374
Gain on sale of aircraft	-	6,451
Equity earnings from unconsolidated subsidiary	1,382	422
Interest and other income	310	118
Total revenues	91,319	114,365
Expenses
Depreciation	40,403	34,536
Interest expense	34,625	31,021
Selling, general and administrative	9,630	9,704
Ineffective and dedesignated derivatives	(65)	(68)
Maintenance and other costs	2,410	1,390
Total expenses	87,003	76,583
Net income before provision for income taxes	4,316	37,782
Provision for income taxes	753	4,937
Net income	$ 3,563	$ 32,845
Weighted average number of shares
- Basic	41,333,938	28,069,196
- Diluted	41,393,731	28,162,680
Earnings per share
- Basic and diluted	$ 0.07	$ 1.15
Dividends declared and paid per share	$ 0.25	$ 0.22

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FLY Leasing Limited

Consolidated Balance Sheets

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Mar. 31, 2014 (Unaudited)	Dec. 31, 2013 (Audited)
Assets
Cash and cash equivalents	$ 386,511	$ 404,472
Restricted cash and cash equivalents	133,641	174,829
Rent receivables	4,063	2,922
Investment in unconsolidated joint ventures	9,561	8,179
Flight equipment held for operating lease, net	3,082,404	3,034,912
Fair market value of derivative assets	5,316	7,395
Other assets, net	37,925	39,650
Total assets	3,659,421	3,672,359
Liabilities
Accounts payable and accrued liabilities	21,507	16,592
Rentals received in advance	16,649	17,422
Payable to related parties	2,014	3,756
Security deposits	55,210	52,837
Maintenance payment liabilities	259,972	233,811
Unsecured borrowings, net	291,870	291,567
Secured borrowings, net	2,213,406	2,254,705
Fair market value of derivative liabilities	23,460	24,577
Deferred tax liability, net	8,245	7,746
Other liabilities	26,515	20,523
Total liabilities	2,918,848	2,923,536
Shareholders’ equity
Common shares, $0.001 par value, 499,999,900 shares authorized; 41,395,371 and 41,306,338 shares issued and outstanding at March 31, 2014 and December 31, 2013, respectively	41	41
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	−	−
Additional paid in capital	658,436	658,492
Retained earnings	96,703	104,143
Accumulated other comprehensive loss, net	(14,607)	(13,853)
Total shareholders’ equity	740,573	748,823
Total liabilities and shareholders’ equity	$ 3,659,421	$ 3,672,359

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FLY Leasing Limited

Reconciliation of Adjusted Net Income, a Non-GAAP Financial Measure, to Net Income

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three month period ended Mar. 31, 2014 (Unaudited)	Three month period ended Mar. 31, 2013 (Unaudited)
Net Income	$ 3,563	$ 32,845
Add (less):
Ineffective portion of cash flow hedges	(65)	(68)
Non-cash share-based compensation	(56)	1,806
Adjustments related to GAAM Portfolio acquisition:
Amortization of fair value adjustments recorded in purchase accounting	1,929	4,522
Income tax effects	(234)	(566)
Adjusted Net Income	$ 5,137	$ 38,539
Weighted average diluted shares outstanding	41,393,731	28,162,680
Adjusted Net Income per share	$ 0.12	$ 1.37

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Adjusted Net Income Plus Depreciation and Amortization, a Non-GAAP Financial Measure

(DOLLARS IN THOUSANDS)

	Three month period ended Mar. 31, 2014 (Unaudited)	Three month period ended Mar. 31, 2013 (Unaudited)
Adjusted Net Income	$ 5,137	$ 38,539
Add:
Depreciation	40,403	34,536
Other amortization	7,092	4,946
Deferred income taxes	868	4,640
Adjusted net income plus depreciation and amortization	$ 53,500	$ 82,661

FLY defines Adjusted Net Income as net income plus or minus the ineffective portion of cash flow hedges, non-cash share-based compensation, and adjustments related to the GAAM portfolio acquisition comprised primarily of amortization of fair value adjustments recorded in purchase accounting. Management believes that Adjusted Net Income provides useful information about operating performance and period-over-period comparisons. It also provides additional information that is useful in evaluating the underlying operating performance of our business without regard to the impact of items such as fair value adjustments of debt that the company has assumed, acquired leases and derivative instruments and some non-recurring items of income and expense affecting current period results. Adjusted Net Income should be used as a supplement to and not as a substitute for financial measures determined in accordance with Accounting Principles Generally Accepted in the United States (GAAP).

Adjusted Net Income Plus Depreciation and Amortization is a cash flow measure that provides investors with an additional measure for evaluating FLY’s ongoing cash earnings, from which capital investments are made, debt is serviced and dividends are paid. However, adjusted net income plus depreciation and amortization excludes certain positive and negative cash items, including principal payments, and has certain important limitations as an indicator of FLY’s ability to pay dividends and reinvest in its business. Management uses Adjusted Net Income and Adjusted Net Income Plus Depreciation and Amortization as a measure for assessing FLY’s performance. These measures should be considered in addition to, not as a substitute for net income or other financial measures determined in accordance with GAAP. Finally, FLY’s definitions may be different than those used by other companies.

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